Exhibit 4.85

CONSULTANCY AGREEMENT

THIS AGREEMENT is made as of the date of last signature hereof (the “Effective Date”) BETWEEN:

(1)	Amarin Corporation plc whose place of business is First Floor, Block 3, the Oval, Shelbourne Road, Ballsbridge, Dublin 4 (“Amarin”)

(2)	ICON Clinical Research Limited whose registered office is at South County Business Park, Leopardstown, Dublin 18 (“ICON”).

RECITALS
(A)	Whereas Amarin is running a project entitled EN101 Phase IIa (the “Project”).

(B)	Whereas Amarin requires a consultant with a certain skill set to assist in the performance of the Project.

(C)	Whereas ICON has personnel which have such a skill set.

1.	CONSULTANCY SERVICES
1.1
ICON will provide and Amarin accepts Gerardine Doorley, as Project Manager (the “Consultant”), who will be assigned to the Project, with support provided as necessary by ICON personnel Josephine Coyle and Aisling Barry (the “Additional Personnel”). The Consultant will be located either Amarin’s premises at First Floor, Block 3, the Oval, Shelbourne Road, Ballsbridge, Dublin 4 or ICON’s premises at South County Business Park, Leopardstown, Dublin 18 (the “Premises”) as determined by Amarin from time to time subject to the terms and conditions set out below.

2.	DURATION
2.1	ICON commenced the provision of the Services (as such term is defined below in Clause 3.1) on 1st of August 2008.

2.2
The term of this Agreement shall commence on the Effective Date and shall continue until 31st of January 2009 unless terminated earlier in accordance with section 7 or the term may be extended further upon written agreement by both parties (the “Term”).

2.3	The terms of this Agreement shall be deemed to apply to any Services provided to Amarin prior to the Effective Date.

3.	CONSULTANT SERVICES
3.1
For the period of the Term the Consultant is retained by Amarin on a part-time basis to provide the project management services specified in the Schedule attached hereto (the “Services”) to Amarin during normal business hours for up to thirty two hours during each week of this

Agreement at the Premises.  The number of hours per week may be increased during the term of the agreement subject to agreement by both parties. It is acknowledged that the Consultant may be required to travel, on occasion, for business purposes.  Any such travel shall be conducted by the Consultant in accordance with the Amarin Travel Policy (as may be amended from time to time).

3.2
ICON agrees that the Consultant shall use her best commercial efforts to ensure that tasks marked 1 to 3 inclusive in the Schedule (Appendix I) are completed by the 31st of August 2008.  Provided however neither ICON nor the Consultant shall be responsible for a failure to meet its obligations or timelines under this Agreement to the extent caused by the following: (i) materially inaccurate data; (ii) any failure by Amarin to meet its obligations stated in this Agreement; (iii) any failure of equipment, facilities or services not controlled or supplied by ICON; (iv) failure to timely receive required data, documents, materials or information; or (v) lack of availability or access to relevant Amarin or other third party personnel.

3.3
ICON shall, and shall procure that the Consultant and the Additional Personnel shall, perform the Services in good faith, with reasonable care and skill, in accordance with the terms of this Agreement and all applicable laws regulations and guidelines, and in accordance with the reasonable instructions of Amarin.

3.4
In the event that the Consultant becomes for any reason unable to perform the Services for a period in excess of 14 days, ICON will promptly notify Amarin of that fact, the reason for and the likely duration of such inability, and if the Consultant is unable for any reason to perform the Services for a period in excess of 14 days during this Agreement, Amarin will be entitled to treat this Agreement as frustrated and accordingly terminated with immediate effect without compensation other than the payment of Fees and expenses in accordance with the terms of this Agreement.

3.5	In the event that ICON and Amarin agree that the Consultant will require additional third party resources in order to provide the Services, ICON shall agree in advance in writing with Amarin:

3.5.1	the nature and identity of the third party resources that are required;

3.5.2	the fees payable to such third party resources.

Any such services shall be provided directly to Amarin by such third parties.

4.	AMARIN’S OBLIGATIONS
4.1	Amarin shall at the start of the Project provide to Consultant, an appropriate orientation of the Project.

4.2	Amarin will assist and support the Consultant to ensure that she obtains all the necessary information and access to the required personnel.

4.3
During the term of this Agreement, and for one year thereafter, (the “Restricted Period”), Amarin agrees not to solicit directly or indirectly, the Consultant for employment with Amarin whether as an employee, independent contractor or otherwise.  If Amarin breaches this provision, it agrees to pay ICON one year of the Consultant’s salary, to be calculated as the base salary at the time of the Consultant’s departure from ICON, plus any bonuses and incentive paid within the 12 months prior to the Consultant’s termination of employment from ICON, but in no event less than one year’s salary.

            5.  FEE
5.1	ICON shall, in respect of the services set out in the Schedule be paid the sum of:
–	€163 per hour or part thereof for Geraldine Doorley – Clinical Project Manager
–	€193 per hour or part thereof for Aisling Barry – Associate Director Clinical Operations
–	€240 per hour or part thereof for Josephine Coyle – VP Corporate QA

(such fees to be exclusive of value added tax if applicable) payable monthly in arrears on a time and cost basis.  ICON shall submit a monthly invoice to Amarin detailing the hours worked and amount due in accordance with this Agreement.

6.	EXPENSES
6.1
Amarin shall reimburse ICON/Consultant for all out of pocket expenses reasonably incurred by her in the proper provision of her services for the Project hereunder to include but not limited to travel costs, petrol and subsistence expenses provided that on request the Consultant shall provide Amarin with such vouchers or other evidence of actual payment of such expenses as Amarin may reasonably require.

Amarin will reimburse ICON/Consultant for reimbursable expenses within thirty (30) days of receipt of ICON/Consultant’s invoice.

7.	TERMINATION
7.1
Without limitation either party may by notice in writing immediately terminate this Agreement if the other party shall be in breach of any of the terms of this Agreement which, in the case of a breach capable of remedy, shall not have been remedied by the defaulting party within 21 days of receipt by the defaulting party of a notice from the other party specifying the breach and requiring its remedy;

7.2	Amarin may by notice in writing immediately terminate this Agreement if the Consultant shall:

7.2.1	be guilty of gross misconduct and/or any serious or persistent negligence in the provision of her services hereunder;

7.2.2	fail or refuse after written instruction to provide the services reasonably and properly required of her hereunder;

7.2.3	conduct herself in any manner which, in the reasonable opinion of Amarin, brings or is likely to bring Amarin into disrepute by association.

7.3	With effect from two months after the Effective Date, Amarin may terminate this Agreement on 30 days notice in writing to Consultant.

8.	CONFIDENTIAL INFORMATION

8.1
During the term of this Agreement and for a period of 7 (seven) years thereafter, each of the parties (each a “Recipient”) undertakes to maintain as confidential all information, data and materials, and intellectual property disclosed to it by the other party (the “Disclosing Party”) on or prior to the date of this Agreement (“Confidential Information”).

8.2
“Affiliates” shall mean, in respect of each party, a corporation or entity controlling, controlled by, or under the common control with such party. For the purposes of this Agreement, “control” shall mean the direct or indirect ownership of more than 50% of the issued voting shares or other voting rights of the subject entity to elect directors, or if not meeting the preceding criteria, any entity owned or controlled by or owning or controlling at the maximum control or ownership right permitted in the country where such entity exists.

8.3
Confidential Information shall not, without the Disclosing Party’s prior written consent, be used by the Recipient (or permitted by it to be used by any person) for any purpose other than the proper performance of its obligations under this Agreement.

8.4
Each Recipient shall not, without the Disclosing Party’s prior written consent, disclose Confidential Information of the Disclosing Party to any other person, save as may be strictly necessary in order to perform the Services, and provided that the Recipient first ensures that such third party is under a duty of confidentiality to the Recipient to protect the confidentiality of the Confidential Information on no less onerous terms than as set out in this Clause 8.

8.5	The obligations of confidentiality set out in this Clause shall not apply to any Confidential Information which:

8.5.1	came lawfully into the Recipient’s possession prior to the date of disclosure;

8.5.2	is or becomes public knowledge through no fault or omission of the Recipient;

8.5.3
is required to be disclosed by law, in which case the Recipient shall give the Disclosing Party as much advance notice of the proposed disclosure as is practical (including a copy of any written request or order), and shall cooperate with the Disclosing Party in any effort to limit or restrict such disclosure, via a protective order or otherwise;

8.5.4	is furnished or made known to the Recipient by a third party otherwise than in breach of any obligation of confidentiality to the Disclosing Party;

8.5.5	is independently developed by the Recipient without access to the Confidential Information, as evidenced in writing by the Recipient.

8.6
Each party agrees to maintain as strictly confidential the subject matter of this Agreement and the fact that the parties have entered into this Agreement and ICON agrees not to make any public announcement or publish in any manner whatsoever any information relating thereto, without the prior written consent of Amarin.

8.7	Neither party makes any representation or warranty as to the accuracy or completeness of its Confidential Information.

8.8
Save for the right to use Confidential Information for the sole purpose of performing its obligations under this Agreement, each party agrees that Confidential Information is and shall remain the sole property of the Disclosing Party and that nothing in this Agreement shall be understood as granting, expressly or by implication, any rights to the Recipient under any Confidential Information.

8.9	Upon termination or expiration of this Agreement, each party shall promptly return, or at the other party’s request destroy, all Confidential Information of such other party.

9.	OWNERSHIP OF DATA AND INTELLECTUAL PROPERTY RIGHTS

9.1
This Clause 9 applies to any Data and Intellectual Property conceived, discovered, developed, made, produced or created as a result of performing the Services hereunder by ICON, its servants or agents, including without limitation the Consultant and the Additional Personnel.

9.2
ICON agrees that all data, materials and reports (“Data”) conceived, discovered, developed, made, produced or created as a result of performing the Services hereunder and all rights therein shall be solely owned by Amarin.

9.3
ICON agrees that any patent right, invention, registered design, copyright, database right, design right, trade mark, service mark, application to register any of the aforementioned rights, trade secret or rights (including rights of confidentiality) in know-how (“Intellectual Property”) conceived, discovered, developed, made, produced or created as a result of performing the Services hereunder and all rights therein, shall be owned exclusively by Amarin.

9.4
ICON hereby assigns to Amarin by way of future assignment of copyright the copyright subsisting in the copyright works and in the documents generated by the Consultant during the course of, or otherwise related to, the provision of the Services.

9.5
The Consultant agrees to promptly disclose to Amarin any Data and Intellectual Property conceived, developed, produced, or created as a result of performing the Services hereunder and to provide copies of all documents relating to same to Amarin at its request at any time whether during or after expiry or the termination for any reason of this Agreement.

9.6
Notwithstanding the foregoing, any Intellectual Property and Data which have been independently developed or improved during the term of this Agreement by ICON or the Consultant without use of the Amarin Confidential Information and which relate solely to ICON’s business or operations shall remain the sole and exclusive property of ICON and Amarin  shall hold same in strictest confidence.

10	REPRESENTATIONS, WARRANTIES AND INDEMNIFICATION
10.1	ICON represents and warrants to Amarin that:

10.1.1	the performance of ICON’S obligations hereunder are not inconsistent with and/or will not breach any third party obligations whether express or implied;

10.1.2	the Consultant and the Additional Personnel are sufficiently competent and has appropriate professional skills and qualifications in order to perform the Services; and

10.1.3
ICON has agreements in place with all servants and agents, including without limitation the Consultant and the Additional Personnel, that impose confidentiality obligations on such servants and agents, effectively vest in ICON any rights such servants and agents might otherwise have in any Intellectual Property, permit ICON to assign all such rights to Amarin, and otherwise enable ICON to comply with the terms of this Agreement.

10.2
As the Consultant will be the responsibility of and under the direct control and supervision of Amarin during the Term, Amarin  hereby agrees to defend, indemnify, and hold harmless ICON and its respective employees and agents (collectively referred to as “ICON Indemnitees”) against and from any claims, proceedings, or actions brought by Consultant or third parties against an ICON Indemnitee arising out of the performance of the Services pursuant to this Agreement (in particular but not limited to arising out of any discriminatory conduct towards the Consultant by Amarin or any of its employees and agents or invitees to its premises), including without limitation, amounts paid in settlement of claims, proceedings, or investigations and agrees to bear all costs and expenses, including without limitation, reasonable attorney's fees incurred in connection with the defense or settlement of any such claim, proceeding or investigation as such costs and expenses are incurred in advance of judgment (“Claim”).  Notwithstanding the foregoing, Amarin’ indemnification obligation pursuant to this paragraph shall not apply to the extent that any such claim, proceeding or action arises from:

10.2.1	the negligence or wilful misconduct of Consultant, the Additional Personnel or ICON in the performance of its obligations under this Agreement; or

10.2.2	any breach of any representation, warranty, obligation or covenant of ICON under this Agreement.

10.3
ICON shall indemnify Amarin and its respective employees and agents (collectively referred to as “Amarin Indemnitees”) against and from any Claims brought against an Amarin Indemnitee, to the extent that any such claim, proceeding or action arises from:

10.3.1	the negligence or wilful misconduct of Consultant, the Additional Personnel or ICON in the performance of their obligations under this Agreement; or

10.3.2	any breach of any representation, warranty, obligation or covenant of ICON under this Agreement

10.4	The party seeking an indemnity shall:
10.4.1	fully and promptly notify the other party of any claim or proceedings, or threatened claim or proceedings;

10.4.2
permit the indemnifying party to take full control of such claim or proceedings, with counsel of the indemnifying party’s choice, provided that the indemnifying party shall reasonably and regularly consult with the indemnified party in relation to the progress and status of such claim or proceedings;

10.4.3	co-operate in the investigation and defence of such claim or proceedings; and

10.4.4	take all reasonable steps to mitigate any loss or liability in respect of any such claim or proceedings.

Save as aforesaid, neither the indemnifying party nor the party to be indemnified shall acknowledge the validity of, compromise or otherwise settle any Claim without the prior written consent of the other, which shall not be unreasonably withheld.

10.5
The parties shall at their own expense obtain and maintain insurance of a type and amount adequate to cover all loss, damage, liability or costs in respect of which they are liable to indemnify the other under the provisions of this Agreement and shall not do or omit any act, matter or thing which may prejudice or render voidable any such insurance.  Each party will, upon the request of the other, provide such other party with evidence of the insurance as such other party may reasonably require

11.  LIMITATION OF LIABILITY

11.1
ICON accepts no responsibility for any supplies and/or equipment supplied by Amarin to the Consultant for use during the work covered by this Agreement, provided that such supplies and/or equipment, is not damaged by the negligence or wilful misconduct of Consultant.

11.2
Neither party shall be liable to the other for loss, damage, or liability in respect of loss of profits, business or revenue loss, special, indirect or consequential loss (even if foreseeable or in the contemplation of either party).

12	NOTICE
12.1
Any notice required by this Agreement to be given by either party to the other shall be in writing and shall be served by sending the same by electronic mail, registered post or recorded delivery to the last known address of the other party and any receipt issued by the postal authorities shall be conclusive evidence of the fact and date of posting of any such notice.

13	ENTIRE AGREEMENT
13.1	This Agreement sets out the entire agreement of the parties and supersedes all prior agreements and understandings relating to its subject matter.

14.  APPLICABLE LAW
14.1	This Agreement shall be construed by and enforced in accordance with the laws of the Republic of Ireland and shall be subject to the exclusive jurisdiction of the Irish courts.

15.	INDEPENDENT CONTRACTOR
15.1
In the performances of all services here under, ICON, Consultant and Additional Personnel shall be deemed independent contractors as such and the parties agree that Consultant and Additional Personnel are not, and will not become, employees of Amarin and shall not be entitled to any benefits applicable to an employee of Amarin.

15.2
Neither party is authorized or empowered to act as an agent for the other for any purpose and shall not on behalf of the other enter into any contract, warranty or representation as to any matter.  Neither party shall be bound by the acts or conduct of the other.

15.3	The Parties agree that ICON shall be responsible for all payments to the Consultant and the Additional Personnel for their services to ICON for the purposes of this Agreement.

15.4
ICON shall be solely responsible for paying when due all income tax, pay related social insurance, or similar contributions in respect of any payments to the Consultant and the Additional Personnel arising in connection with the provision of the Services hereunder, or otherwise under this Agreement.

15.5
Should Amarin be required to pay any such tax or payment, ICON shall indemnify Amarin against (and promptly reimburse it for) such tax or payments, including any interest and penalties with respect thereto.  Should it be determined that any payment hereunder is subject to withholding of tax under applicable law, all payments to be made hereunder shall be net of applicable income, employment, social security or other taxes required to be withheld therefrom.

15.6	The indemnity contained in this clause 15 shall remain in full force and effect notwithstanding termination of this Agreement by either party in any manner whatsoever.

15.	SEVERABILITY
15.1	The invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of any other term or provision hereof.

16.  WAIVER
16.1
No waiver of any term, provision or condition of this Agreement whether by conduct or otherwise in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such term, provision or condition, or of any other term, provision or condition of this Agreement.

17.	FORCE MAJEURE
17.1
Neither ICON nor Amarin shall be liable for any failure to perform as required by this Agreement, to the extent that such failure to perform is caused due to circumstances reasonably beyond either party's control, such as labour disturbances or disputes of any kind, accidents, failure of any governmental approval required for full performance, civil disorders or commotions, acts of aggression, acts of God, energy or other conservation measure, explosions, failure of utilities, mechanical breakdowns, material shortages, disease, or other such occurrence.

18. MISCELLANEOUS
18.1	No variation to the terms of this Agreement shall be effective unless in writing and signed on behalf of each party by an authorised person.

18.2	ICON may not assign, transfer or sub-contract all or any of its rights and obligations under this Agreement.

18.3	The Schedules to this Agreement form part of, and shall be deemed to be incorporated into, this Agreement.

18.4
At the request of either party, the other party shall (and shall use reasonable efforts to procure that any other necessary third parties shall) execute and do all such documents, acts and things as may reasonably be required subsequent to the signing of this Agreement for assuring to or vesting in the requesting party the full benefit of the terms hereof.

18.5	The provisions of Clauses 4.3, 8, 9, 10, 11, 14, 15, 18.4 and 18.5 shall survive the termination for any reason of this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed by their authorised representatives as of the dates written below.

AMARIN CORPORATION PLC	ICON CLINICAL RESEARCH LIMITED

Signed______________________	Signed______________________

Title________________________	Title________________________

Date________________________	Date________________________

APPENDIX I

SCHEDULE OF SERVICES

TASKS

1.	Oversee the completion of study data analysis being managed by Quanticate,
a.	including working with appropriate Amarin personnel to agree on the ‘per protocol’ group and ‘intent to treat group’ from which the analysis can be run
b.	ensure any data queries raised by Quanticate are addressed as quickly as possible, in conjunction with Ester personnel

2.	Understand the extent to which plasma samples were taken (facilitating measurement of AChE-R) from patients and overseeing the process to have the data analyzed, where possible.

3.	Oversee the process of addressing the issues raised by the Adamas audit on the study, in conjunction with Ester personnel.

4.	Oversee the completion of a top line EN101 Phase IIa study report.

5.	Oversee the process of handling further correspondence with the MHRA, following the notification of breach.

6.	Oversee the completion and interpretation of any other audits being conducted (IMP, site visits).

7.	Resolving need for reporting breach to authorities in Israel and Serbia and managing that process.

8.	Other tasks as the parties may agree in writing